02018620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26811

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 0 1 2002 354

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SPELMAN & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2355 NORTHSIDE DRIVE, SUITE 200
(No. and Street)

SAN DIEGO (City) CALIFORNIA (State) 92108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT HEISING 619-471-3715
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

350 SOUTH GRAND AVENUE (Address) LOS ANGELES (City) CA (State) 90071-3405 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, SCOTT HEISING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPELMAN & CO., INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CHERYL APPLEBY
Commission # 1325894
Notary Public - California
San Diego County
My Comm. Expires Oct 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Spelman & Co., Inc.

An indirect wholly owned subsidiary of American International Group, Inc.

Table of Contents to Financial Statement

December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego CA 92101
Telephone (619) 744 8000

Report of Independent Accountants

To the Shareholder of
Spelman & Co., Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Spelman & Co., Inc. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2002

Spelman & Co., Inc.

An indirect wholly owned subsidiary of American International Group, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 3,223,601
Accounts receivable	
Concessions	600,000
Due from affiliates	131,193
Other	1,213,333
Securities owned, at market value	243,354
Prepaid expenses and other assets	43,880
Notes receivable from registered representatives	1,420,593
Property, equipment and leasehold improvements, net	1,906,676
Intangible assets, net	4,482,212
Total assets	$13,264,842
Liabilities and Stockholder's Equity	
Commissions payable	$ 591,989
Accounts payable and accrued expenses	460,992
Securities sold, not yet purchased	309,423
Income taxes payable to Parent	1,198,037
Deferred taxes	533,000
Other accrued liabilities	224,929
Total liabilities	3,318,370
Stockholder's equity	
Common stock, no stated value, 2,009 shares authorized, 75 issued and outstanding	30,000
Additional paid-in capital	6,996,877
Retained earnings	2,919,595
Total stockholder's equity	9,946,472
Total liabilities and stockholder's equity	$13,264,842

The accompanying notes are an integral part of these financial statements.

Spelman & Co., Inc.
An indirect wholly owned subsidiary of American International Group, Inc.
Notes to Financial Statements
December 31, 2001

1. Organization and Operations

Spelman & Co., Inc. (the "Company") is a wholly owned subsidiary of SunAmerica Financial Network, Inc. ("Parent"), which is indirectly owned by American International Group, Inc. ("AIG"). The Company is a broker-dealer registered with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisors Act of 1940. The Company is also registered as a Futures Commission Merchant with the Commodities Futures Trading Commission and is a member of the National Futures Association. The Company's primary business is the sale of financial products through its independent registered representatives. The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis.

2. Significant Accounting Policies

Concessions Revenue and Expense
Concessions revenue and commissions expense are recorded on a trade date basis.

Cash and Cash Equivalents
Cash and cash equivalents are defined as short-term investments having an original maturity of three months or less.

Financial Instruments
Securities owned and securities sold, not yet purchased, are valued at market with unrealized gains and losses reflected in the statement of operations.

Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of with maturities ranging from one to five years.

Property, Equipment and Leasehold Improvements
Depreciation is computed using the straight-line method with asset lives ranging from three to seven years for property and equipment. When assets are retired or sold, the assets and related accumulated depreciation are removed from the respective accounts and any profit or loss on the disposition is credited or charged to income. Leasehold improvements are depreciated using the straight-line method over the remaining life of the lease.

Intangible Assets
Goodwill is being amortized on a straight-line basis over 25 years from the acquisition date. Management periodically evaluates intangible assets for impairment.

Income Taxes
The Company is included in the AIG consolidated federal income tax return for the year ended December 31, 2001. For financial reporting purposes, income taxes are recorded as if a separate company return were filed. Accordingly, deferred tax assets and liabilities reflect the future tax consequences of the temporary differences between the financial reporting and tax bases of assets and liabilities using current enacted tax rates.

Concentration of Credit Risk
The Company is potentially subject to concentrations of credit risk. The Company regularly reviews the credit worthiness of the institutions with which it conducts business.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Future Accounting Requirements
In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS No. 142, goodwill will be tested annually and whenever events or circumstances occur that indicate goodwill might be impaired. The Company will adopt the new standards as of January 1, 2002. The Company does not expect the these standards to have an adverse effect on its operating results or financial position.

3. Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2001:

Furniture and equipment	$ 1,099,798
Computer hardware and software	1,677,672
Leasehold improvements	376,346
	3,153,816
Less accumulated depreciation and amortization	(1,247,140)
	$ 1,906,676

4. Related Party Transactions

Sentra Securities Corporation ("Sentra"), an affiliated company, provides the Company with personnel, office space and certain other administrative support services pursuant to a cost-sharing agreement. Costs are allocated to the Company based on its percentage of total monthly gross concessions revenue. During the current period, the Company paid an average of 24% of such costs.

Fixed assets for both Sentra and the Company are recorded on the Company's books. The related depreciation expenses are allocated between the entities in accordance with the cost-sharing agreement.

5. **Net Capital Requirements**

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2001, the Company had net capital of $670,176, which was $420,176 in excess of the amount required.

Under Regulation 1.17 of the Commodities Exchange Act, the Company is required to maintain a minimum net capital of the greater of i) $6,000 per commodities branch; ii) $3,000 per commodities licensed registered representative; iii) $250,000; or iv) the Rule 15c3-1 requirement. At December 31, 2001, Rule 15c3-1 requirement was the greater of the four. At December 31, 2001, Rule 15c3-1 requirement was the greater of the four.

7. **Commitments and Contingencies**

Litigation
The Company is involved in various claims and lawsuits arising in the normal conduct of its business. In the opinion of management, the amounts which will ultimately be required, if any, in connection with these matters will have no material effect on the financial position or the results of operations of the Company.

Deferred Compensation
The Parent has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives may elect to participate along with registered representatives of other affiliated companies on a national basis. The amounts owed by the Company are paid into a trust account maintained by an affiliate. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Clearing Broker Dealer
In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities and commodities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.